UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       For the month of October, 2005

                            GRUPO TELEVISA, S.A.
             -------------------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
   ---------------------------------------------------------------------
                  (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F     X                    Form 40-F
                        -------                           -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             Yes                                No    X
                 -----                              -----

     If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

-----------------------------------------------------------------------------
[Grupo Televisa, S.A. Logo]                      THIRD QUARTER 2005 RESULTS
                                                      FOR IMMEDIATE RELEASE


HIGHLIGHTS

>>      CONSOLIDATED OIBDA MARGIN REACHED A RECORD 42.2%
>>      EXCLUDING 2004 OLYMPIC GAMES, TV BROADCASTING SALES GREW 9.7%
>>      OIBDA GREW IN ALL OF OUR BUSINESS SEGMENTS
>>      SKY MEXICO SALES AND OIBDA INCREASED 32% AND 58.5%, RESPECTIVELY

CONSOLIDATED RESULTS

Mexico City, D.F., October 24, 2005--Grupo  Televisa,  S.A. (NYSE:TV;  BMV:
TLEVISA CPO) today announced results for third quarter 2005. The results have been prepared in accordance with Mexican GAAP and are adjusted in millions of Mexican pesos in purchasing power as of September 30, 2005. During the fourth quarter of 2004, we amended certain agreements in our publishing distribution segment. These amendments resulted in a change in the accounting treatment of the recognition of sales and cost of goods sold. This change does not affect our OIBDA results. Please refer to page 7 for information related to pro-forma results.

The following table sets forth a condensed statement of income in millions of Mexican pesos, as well as the percentage of net sales that each line represents, and the percentage change when comparing third quarter 2005 with third quarter 2004:

     ---------------------------------------------------------------------------------------------------------
                                                             3Q       MARGIN      3Q      MARGIN    CHANGE%
                                                            2005         %       2004        %         %
     ---------------------------------------------------------------------------------------------------------


Pro-forma net sales(1)                                     8,116.0    100.0    7,460.4    100.0      8.8
Operating income before depreciation and
amorttization (OIBDA)                                      3,428.5     42.2    2,876.8     38.6     19.2
Operating income                                           2,808.8     34.6    2,253.9     30.2     24.6
Net income                                                 1,663.9     20.5    1,538.7     20.6      8.1
     ---------------------------------------------------------------------------------------------------------

     1 Effective October 1, 2004, we amended certain agreements in our publishing distribution segment and changed the accounting treatment of the recognition of sales and cost of goods sold.


Pro-forma net sales increased 8.8% to Ps.8,116 million in third quarter 2005 compared with Ps.7,460.4 million in the third quarter of last year. This increase was attributable to revenue growth in all of our business segments, except for our feature film production and distribution business.

Operating income before depreciation and amortization (OIBDA) increased 19.2% to Ps.3,428.5 million in third quarter 2005 compared with Ps.2,876.8 million in third quarter 2004. This increase reflects OIBDA growth in all of our business segments, attributable to higher sales and a marginal decrease in cost of sales, which were partially offset by higher operating expenses. OIBDA margin expanded to an all-time high of 42.2%, up from a pro-forma margin of 38.6% reported in third quarter 2004. In addition, operating income rose 24.6% to Ps.2,808.8 million in third quarter 2005 compared with Ps.2,253.9 million reported in last year's third quarter.

Net income increased 8.1% to Ps.1,663.9 million in third quarter 2005 compared to Ps.1,538.7 million in third quarter 2004. The net increase of Ps.125.2 million reflected i) a Ps.551.7 million increase in OIBDA, ii) a Ps.3.2 million decrease in depreciation and amortization, iii) a Ps.79.3 million decrease in integral cost of financing, and iv) a Ps.273.3 million decrease in restructuring and non-recurring charges. These favorable changes were partially offset by i) a Ps.19.8 million increase in other expense, ii) a Ps.266.2 million increase in income taxes, iii) a Ps.399.7 million decrease in equity income of affiliates, and iv) a Ps.96.6 million increase in minority interest.

RESULTS BY BUSINESS SEGMENT

The following table presents results for each of our business segments. Amounts are presented in millions of Mexican pesos for each of the company's business segments for the third quarters ended September 30, 2005 and 2004.


     ---------------------------------------------------------------------------------
     NET SALES                             3Q        %     PRO-FORMA      %     INC. %
                                          2005              3Q 2004
     ---------------------------------------------------------------------------------

     Television broadcasting            4,589.4     54.5    4,455.8     58.6    3.0
     Pay television networks              283.7      3.4      218.0      2.9   30.1
     Programming exports                  465.0      5.5      462.9      6.1    0.5
     Publishing                           622.8      7.4      529.5      6.9   17.6
     Publishing distribution(1)           105.3      1.2       96.1      1.3    9.6
     Sky Mexico                         1,588.0     18.9    1,202.8     15.8   32.0
     Cable television                     358.7      4.3      274.5      3.6   30.7
     Radio                                 82.8      1.0       78.7      1.0    5.2
     Other businesses                     318.6      3.8      287.3      3.8   10.9
     SEGMENT NET SALES                  8,414.3    100.0    7,605.6    100.0   10.6
     Intersegment operations(2)          (298.3)             (216.8)          (37.6)
     Disposed operations(3)                 -                  71.6              -
     CONSOLIDATED NET SALES             8,116.0             7,460.4             8.8
     ------------------------------------------------------------------------------
     1  Effective  October  1,  2004,  we  amended  certain  agreements  in  our publishing distribution  segment and changed the accounting treatment of the recognition of sales and cost of goods sold.


     ---------------------------------------------------------------------------------
     OIBDA (LOSS)                          3Q     MARGIN   PRO-FORMA   MARGIN   INC. %
                                          2005       %      3Q 2004       %
     ---------------------------------------------------------------------------------
     Television broadcasting            2,234.2      48.7    2,090.4     46.9    6.9
     Pay television networks              141.9      50.0       96.8     44.4   46.6
     Programming exports                  171.7      36.9      159.7     34.5    7.5
     Publishing                           124.6      20.0      105.7     20.0   17.9
     Publishing distribution                4.2       4.0       (7.6)    (7.9) 155.3
     Sky Mexico                           694.5      43.7      438.1     36.4   58.5
     Cable television                     124.6      34.7       68.1     24.8   83.0
     Radio                                 11.3      13.6        5.6      7.1  101.8
     Other businesses                     (31.8)    (10.0)     (39.0)   (13.6)  18.5
     Corporate expenses                   (46.7)     (0.6)     (37.1)    (0.5) (25.9)
     SEGMENT OIBDA                      3,428.5      40.7    2,880.7     37.9   19.0
     Disposed operations(3)                -          -         (3.9)    (5.4)    -
     CONSOLIDATED OIBDA                 3,428.5      42.2    2,876.8     38.6   19.2
     ---------------------------------------------------------------------------------

     ---------------------------------------------------------------------------------
     OPERATING INCOME (LOSS)               3Q     MARGIN   PRO-FORMA   MARGIN   INC. %
                                          2005       %      3Q 2004       %
     ---------------------------------------------------------------------------------

     Television broadcasting            1,981.3      43.2    1,805.1     40.5    9.8
     Pay television networks              135.0      47.6       92.3     42.3   46.3
     Programming exports                  170.6      36.7      157.9     34.1    8.0
     Publishing                           113.5      18.2      102.1     19.3   11.2
     Publishing distribution               (0.7)     (0.7)     (13.8)   (14.4)  94.9
     Sky Mexico                           448.4      28.2      249.0     20.7   80.1
     Cable television                      43.8      12.2       (7.0)    (2.6)    -
     Radio                                  6.2       7.5        0.8      1.0  675.0
     Other businesses                     (42.6)    (13.4)     (81.7)   (28.4)  47.9
     Corporate expenses                   (46.7)     (0.6)     (37.1)    (0.5) (25.9)
     SEGMENT OPERATING INCOME           2,808.8      33.4    2,267.6     29.8   23.9
     Disposed operations(3)                -          -        (13.7)   (19.1)    -
     CONSOLIDATED OPERATING INCOME      2,808.8      34.6    2,253.9     30.2   24.6
     ---------------------------------------------------------------------------------
     2 For  segment  reporting  purposes,  intersegment  operations  are  included in each of the segment operations.
     3 Reflects the results of operations of the company's nationwide paging and sports businesses.


TELEVISION       SALES increased 3% to  Ps.4,589.4  million  compared  with
BROADCASTING     Ps.4,455.8  million in the same quarter of last year. This increase is attributable to higher advertising revenues, driven mainly by our soap operas, sitcoms, and reality shows, as well as by higher local sales. This increase came despite the unfavorable comparison arising from the revenues generated from the transmission of the Olympic
                 Games in the third quarter of 2004, which amounted to Ps.271.2 million. Excluding this event, sales increased
                 9.7% year over year.

                 OIBDA increased 6.9% to Ps.2,234.2 million compared with Ps.2,090.4 million reported last year. OIBDA margin expanded to 48.7% from 46.9% in the third quarter of 2004. This increase reflects higher sales and lower cost of sales, which were partially offset by a marginal increase in operating expenses.

PAY TELEVISION   SALES  increased  30.1% to  Ps.283.7  million  from Ps.218
NETWORKS         million in the same  quarter of last year.  This  increase increase reflects i) sales of Ps.22.4 million in TuTV, our joint venture with Univision, which we began consolidating into our financial statements effective January 1, 2005;
                 ii) an increase in signals sold in Mexico; and iii) an increase in signals sold in Latin America, including the recent addition of five of our pay television channels to DirecTV Latin America's basic package, which reaches more than 800,000 subscribers in the region.

                 OIBDA rose 46.6% to Ps.141.9 million compared with Ps.96.8 million reported in the same period of last year. This increase was driven by higher sales, which were partially offset by an increase in cost of sales and operating expenses. TuTV contributed Ps.10.5 million to OIBDA in third quarter 2005.

PROGRAMMING      SALES  increased  0.5% to  Ps.465  million  compared  with
EXPORTS          Ps.462.9  million in the same  quarter of last year.  This marginal  increase  was  driven by i)  higher  programming sales in Latin  America,  and ii) a 7.8%  increase  in the royalties paid to the Company under the Univision  Program
                 License  Agreement,  which amounted to US$27.8  million in third quarter 2005 compared with US$25.7  million in third quarter 2004.  These increases were partially offset by i)
                 the       negative       translation       effect       of
                 foreign-currency-denominated   sales,  which  amounted  to
                 Ps.43.7 million; and ii) lower programming sales in Europe, Asia, and Africa.

                 OIBDA increased 7.5% to Ps.171.7 million compared with Ps.159.7 million in third quarter 2004, due to higher sales and lower cost of sales and operating expenses.

PUBLISHING       SALES  rose  17.6%  to  Ps.622.8   million  compared  with
                 Ps.529.5  million  reported  in the same period last year.
                 This  growth was  attributable  to  increases  in magazine circulation and advertising  pages sold both in Mexico and abroad.  These  increases  were  partially  offset  by the
                 negative           translation          effect          of
                 foreign-currency-denominated sales amounting to Ps.8.9 million.

                 OIBDA increased 17.9% to Ps.124.6 million compared with Ps.105.7 million reported in the same period last year. This increase reflects higher sales, which were partially offset by higher cost of sales and operating expenses.

PUBLISHING       SALES  increased  9.6% to Ps.105.3  million  compared with
DISTRIBUTION     Ps.96.1 million reported in the same period last year. The growth in sales came from an increase in the  distribution of  magazines  published  by the  company  in  Mexico  and abroad.  This increase was  partially  offset by the lower circulation  in Mexico  of  magazines  published  by third parties, as well as by the negative  translation effect of
                 foreign-currency-denominated   sales,  which  amounted  to
                 Ps.2.2  million.

                 OIBDA reached Ps.4.2 million from an operating loss before depreciation and amortization of Ps.7.6 million reported in the same period of last year. This favorable comparison reflects a rise in sales and lower operating expenses that were partially offset by an increase in cost of sales.

SKY              SALES  rose  32%  to  Ps.1,588   million   compared   with
MEXICO           Ps.1,202.8  million  reported in third quarter 2004.  This increase was driven by a 29.1%  increase in the subscriber base and stronger  revenues from  pay-per-view,  primarily
                 from   non-recurring   sports  events  broadcasted  on  an
                 exclusive  basis.  As of September 30, 2005, the number of gross  active  subscribers  reached  1,216,600  (including
                 69,200  commercial  subscribers),  compared  with  942,500 gross active subscribers (including 54,800 commercial subscribers) in last year's third quarter.

                 OIBDA grew 58.5% to Ps.694.5 million compared with Ps.438.1 million reported in the same period last year. The increase in OIBDA margin to a record 43.7%--up from 36.4% in last year's third quarter--reflected higher sales, which were partially offset by higher cost of sales and operating expenses.

CABLE            SALES  increased 30.7% to Ps.358.7  million  compared with
TELEVISION       Ps.274.5  million  reported  in the same period last year.
                 Sales  growth  was  driven by i) a 19.3%  increase  in the subscriber base, which, as of September 30, 2005,  totaled
                 406,262    subscribers    (including    233,649    digital
                 subscribers) compared with last year's base of 340,581 subscribers (including 100,442 digital subscribers); ii) an increase in broadband subscribers to 51,779 compared with 20,324 reported last year; and iii) a 6% rate increase in Cablevision video service packages effective
                 March 1, 2005.

                 OIBDA increased 83% to Ps.124.6 million compared with Ps.68.1 million reported in the same period last year. This increase reflects higher sales, which were partially offset by higher cost of sales and operating expenses related to customer-service improvements.

RADIO SALES rose 5.2% to Ps.82.8 million compared with Ps.78.7 million reported in the same period last year. The sales growth came from an increase in advertising time sold, mainly in our news and sports programs, as well as from sales generated by our affiliation agreement with Radiorama.

                 OIBDA increased 101.8%, to Ps.11.3 million from Ps.5.6 million reported in the same period last year. This increase was driven primarily by higher sales and lower operating expenses, which were partially offset by an increase in cost of sales.

OTHER            SALES  increased 10.9% to Ps.318.6  million  compared with
BUSINESSES       Ps.287.3  million  in the  same  period  last  year.  This increase  was  driven  by  higher  sales in i) our  sports business, and ii) our Esmas.com internet portal, including
                 sales  related  to  our  SMS  messaging   service.   These
                 increases were partially offset by lower sales in our feature film distribution business.

                 OPERATING LOSS before depreciation and amortization decreased to Ps.31.8 million compared with Ps.39 million reported in third quarter 2004. The favorable comparison reflects higher sales, which were partially offset by higher cost of sales and operating expenses.

NON-OPERATING RESULTS

INTEGRAL COST OF FINANCING
The following table sets forth the integral cost of financing for the three months ended September 30, 2005 and 2004, in millions of Mexican pesos, which consisted of:

     -------------------------------------------------------------------
                                              3Q      3Q     INCREASE
                                             2005    2004   (DECREASE)
     -------------------------------------------------------------------
     Interest expense                       474.6   621.1   (146.5)
     Interest income                       (166.9) (142.8)   (24.1)
     Foreign exchange loss, net             178.2    88.3     89.9
     Gain from monetary position, net       (29.5)  (30.9)     1.4
                                            456.4   535.7    (79.3)
     -------------------------------------------------------------------

The expense attributable to the integral cost of financing decreased by Ps.79.3 million, or 14.8%, to Ps.456.4 million in third quarter 2005 from Ps.535.7 million in third quarter 2004. This decrease reflected i) a Ps.146.5 million decrease in interest expense, due primarily to a reduction in the average amount of our total consolidated debt, as well as a reduction in the average cost of our debt; and ii) a Ps.24.1 million increase in interest income in connection with a higher average amount of temporary investments and higher interest rates during third quarter 2005 compared to last year's third quarter. These favorable variances were offset by i) a Ps.89.9 million increase in net foreign exchange loss resulting primarily from the difference between the spot rate and the foreign exchange rate of the coupon swaps entered into by Televisa to swap into fixed Mexican pesos for up to five years U.S.-dollar-denominated coupons of a portion of Televisa's U.S.-dollar-denominated outstanding indebtedness; and ii) a Ps.1.4 million decrease in gain from monetary position resulting primarily from lower inflation in Mexico in third quarter 2005 compared to third quarter 2004.

RESTRUCTURING AND NON-RECURRING CHARGES
Restructuring and non-recurring charges decreased by Ps.273.3 million to Ps.18.3 million in third quarter 2005 compared with Ps.291.6 million in third quarter 2004. This decrease reflected the recognition in third quarter 2004 of non-recurring impairment adjustments to the carrying value of certain goodwill and trademarks, as well as a decrease in restructuring charges in connection with workforce reductions.

OTHER EXPENSE, NET
Other expense increased by Ps.19.8 million, or 26.4%, to Ps.94.7 million in third quarter 2005 compared with Ps.74.9 million in third quarter 2004. This increase reflected primarily a higher expense in advisory and professional services.

INCOME TAX
Income tax increased by Ps.266.2 million, to Ps.428.6 million in third quarter 2005 from Ps.162.4 million in third quarter 2004. This increase reflected primarily a higher income tax base in third quarter 2005.

EQUITY IN INCOME OF AFFILIATES
Equity in income of affiliates decreased by Ps.399.7 million, or 95.8%, to Ps.17.7 million in third quarter 2005 compared with Ps.417.4 million in third quarter 2004. This decrease reflected primarily the absence of the equity income recognized in third quarter 2004 due to the reversal of previous equity losses recognized in excess of our investment in Sky Multi-Country Partners ("MCOP") in connection with the release of our guarantee of MCOP's satellite transponder payments; as well as a reduction in equity income of Univision.

MINORITY INTEREST
Minority interest increased by Ps.96.6 million to Ps.164.6 million in third quarter 2005, from Ps.68 million in third quarter 2004. This increase reflected primarily the portion of net income attributable to the interest held by third parties in the Sky Mexico business.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES AND INVESTMENTS
In the third quarter of 2005, we invested approximately US$46.1 million in property, plant, and equipment as capital expenditures, of which approximately US$12.9 million and US$19 million are related to our cable television and Sky Mexico segments, respectively.

DEBT
The following table sets forth in millions of Mexican pesos our total consolidated debt, as well as Sky Mexico's satellite transponder lease obligation as of September 30, 2005 and 2004:


     --------------------------------------------------------------------------------------------------
                                                         SEPTEMBER 30,     SEPTEMBER 30,     INCREASE
                                                             2005              2004         (DECREASE)
     --------------------------------------------------------------------------------------------------

     Current portion of long-term debt                       184.1           2,491.1        (2,307.0)
     Long-term debt (excluding current portion)           18,459.1          17,688.5           770.6
                                                          18,643.2          20,179.6        (1,536.4)
     Current portion of satellite transponder                 74.4              72.7             1.7
     lease obligation
     Long-term satellite transponder lease obligation
     (excluding current portion)                           1,222.4           1,421.0          (198.6)
                                                           1,296.8           1,493.7          (196.9)
     --------------------------------------------------------------------------------------------------

As of September 30, 2005 and 2004, our consolidated net debt was Ps.7,500.4 million and Ps.9,268.8 million, respectively.

In July 2005, Sky Mexico entered into a Ps.1,012.0 million long-term loan with Grupo Televisa, the proceeds of which were used by Sky Mexico to prepay any outstanding amounts under its credit agreement with HSBC Mexico. This long-term loan includes terms identical to those of Sky's previous credit agreement.

During the quarter, Televisa paid in full its US$200 million 8 5/8% Senior Notes due in August 2005 with cash on hand. With this payment, Televisa has no other material debt amortizations until 2007.


SHARE BUYBACK PROGRAM
From July 1 through September 30, 2005, we repurchased approximately 10 million CPOs for Ps.345.5 million in nominal terms. Year-to-date, we have repurchased approximately 28.7 million of CPOs for Ps.939.6 million in nominal terms.


TELEVISION RATINGS AND AUDIENCE SHARE
National urban ratings and audience share reported by IBOPE confirm that, in the third quarter 2005, Televisa continued to deliver strong ratings and audience shares. During weekday prime time (19:00 to 23:00, Monday to Friday), audience share amounted to 69.3%; in prime time (16:00 to 23:00, Monday to Sunday), audience share amounted to 68.9%; and in sign-on to sign-off (6:00 to 24:00, Monday to Sunday), audience share amounted to 70.1%.


GAMING BUSINESS
We recently obtained a permit from the Secretaria de Gobernacion, or Mexican Ministry of the Interior, to operate sportbooks and number draws, including the establishment of 65 locations throughout Mexico. We are in the process of finalizing the business plan for this new venture.

FREE-TO-AIR TELEVISION CONCESSION IN SPAIN
We recently announced that Televisa is participating in a consortium that has presented a proposal to the government of Spain to obtain a concession for a free-to-air television channel in Spain. Televisa has a 40% participation interest in this consortium, and a group of Spanish investors led by Grupo Arbol and Mediapro owns 60%. If granted, the concession is expected to be effective during December 2005. No payment is required to obtain the concession.

OUTLOOK FOR 2005
We expect Television broadcasting sales to increase approximately 5% in 2005. In addition, we will continue to keep costs and expenses under control throughout the year, which should allow our television broadcasting operating income before depreciation and amortization margin to exceed 47%.


ABOUT TELEVISA

Grupo Televisa, S.A. is the largest media company in the Spanish-speaking world, and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay television networks, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and live entertainment, feature film production and distribution, and the operation of a horizontal internet portal. Grupo Televisa also owns an unconsolidated equity stake in Univision, the leading Spanish-language media company in the United States.

DISCLAIMER

This press release contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in "Item 3. Key Information - Forward-Looking Statements" in the Company's Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The pro-forma information is presented for informational purposes only and does not purport to represent what our financial position or results of operations would have been had recognition of sales and cost of goods sold been realized during the specified periods. Furthermore, the reader should not rely on the pro-forma information as an indication of the results of operations of future periods.

  (Please see attached tables for financial information and ratings data)

                                    ###



INVESTOR RELATIONS CONTACTS

MICHEL BOYANCE / ALEJANDRO EGUILUZ
Grupo Televisa, S.A.
Av. Vasco de Quiroga No. 2000
Colonia Santa Fe
01210 Mexico, D.F.
Tel: (5255) 5261-2000
Fax: (5255)5261-2494

                            GRUPO TELEVISA, S.A.
CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2005 AND DECEMBER 31, 2004
 (MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF SEPTEMBER 30, 2005)


                                             September 30,       December 31,
                                                 2005                2004
                                              (Unaudited)         (Audited(1))
                                             --------------     --------------
            ASSETS

Current:
    Available:
       Cash                                 Ps.      421.4      Ps.      397.2
       Temporary investments                      10,721.4            16,530.1
                                            --------------      --------------
                                                  11,142.8            16,927.3

    Trade notes and accounts receivable-net        4,053.3            11,422.9
    Other accounts and notes receivable-net        1,089.4             1,153.6
    Due from affiliated companies-net                    -                77.7
    Transmission rights and programming            3,195.1             3,655.7
    Inventories                                      613.9               674.2
    Other current assets                             795.1               723.2
                                            --------------      --------------
       Total current assets                       20,889.6            34,634.6

Transmission rights and programming                4,197.0             4,568.9

Investments                                        6,596.6             6,873.8

Property, plant and equipment-net                 19,071.3            19,488.8

Goodwill and other intangible assets-net          10,575.2             9,313.9

Other Assets                                          22.4               273.2

       Total assets                         Ps.   61,352.1      Ps.   75,153.2
                                            ==============      ==============

    1 The December 31, 2004, amounts were taken from our audited consolidated financial statements as of December 31, 2004, and restated to September 30, 2005, constant Mexican pesos.

                            GRUPO TELEVISA, S.A.
CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2005 AND DECEMBER 31, 2004
 (MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF SEPTEMBER 30, 2005)


                                             September 30,       December 31,
                                                 2005                2004
                                              (Unaudited)         (Audited(1))
                                             --------------     --------------
            LIABILITIES

Current:
    Current portion of long-term debt       Ps.      184.1      Ps.    3,353.7
    Current portion of statelite transponder
       lease obligation                               74.4                72.0
    Trade accounts payable                         2,300.1             2,171.9
    Customer deposits and advances                 7,008.6            15,186.9
    Taxes payable                                    427.0             1,585.6
    Accrued interest                                  92.2               457.1
    Other accrued liabilities                      1,961.6             1,292.6
    Due to affiliated companies-net                  504.9              -
                                            --------------      --------------
       Total current liabilities                  12,552.9            24,119.8
                                            --------------      --------------
Long-term debt                                    18,459.1            19,269.3
Satellite transponder lease-obligation             1,222.4             1,347.4
Customer deposits and advances                       279.8               379.3
Other long-term liabilities                          434.1               602.2
Deferred taxes                                     1,489.9             1,356.9
    Labor obligations                                178.4              -
                                            --------------      --------------
       Total liabilities                          34,616.6            47,074.9
                                            --------------      --------------

            STOCKHOLDERS' EQUITY

 Majority interest:
    Capital stock issued                           9,735.0             9,735.0
    Additional paid-in capital                     4,146.6             4,146.6
                                            --------------      --------------
                                                  13,881.6            13,881.6
                                            --------------      --------------
    Retained earnings:
       Legal reserve                               1,770.3             1,550.7
       Reserve for repurchase of shares            5,654.8             5,654.8
       Unappropriated earnings                    11,318.1            11,731.8
       Accumulated ohter comprehensive loss       (2,951.5)           (2,606.0)
       Net income for the period                   3,552.1             4,390.9
                                            --------------      --------------
                                                  19,343.8            20,722.2
                                            --------------      --------------
    Shares repurchased                            (6,701.0)           (6,402.9)
                                            --------------      --------------
       Total majority interest                    26,524.4            28,200.9
                                            --------------      --------------
 Minority interest                                   211.1              (122.6)
       Total stockholders' equity                 26.735.5            28,078.3
                                            --------------      --------------
       Total liabilities and stockholders'
       equity                               Ps.   61,352.1      Ps.   75,153.2
                                            ==============      ==============

    1 The December 31, 2004, amounts were taken from our audited consolidated financial statements as of December 31, 2004, and restated to September 30, 2005, constant Mexican pesos.

                            GRUPO TELEVISA, S.A.
                 CONSOLIDATED STATEMENTS OF INCOME FOR THE
          THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004
  (MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF SEPTEMBER 30, 2005)


                                                     Three months ended September 30         Nine months ended September 30,
                                                         2005              2004                 2005               2004
                                                     (Unaudited)        (Unaudited(1))       (Unaudited)        (Unaudited(1))


Net sales                                        Ps.       8,116.0     Ps.     7,898.1       Ps.    22,472.5     Ps.     21,259.3

Cost of sales                                              3,597.6             4,000.0              10.385.9             11,044.4
                                                 -----------------     ---------------       ---------------     ----------------
    Gross profit                                           4,518.4             3,898.1              12,086.6             10,214.9

Operating expenses:
    Selling                                                  650.2               611.0               1,870.0              1,618.3
    Administrative                                           439.7               410.3               1,304.4              1,234.5
                                                 -----------------     ---------------       ---------------     ----------------
                                                           1,089.9             1,021.3               3,174.4              2,852.8
Operating income before depreciation
  and amortization                                         3,428.5             2,876.8               8,912.2              7,362.1
Depreciation and amortization                                619.7               622.9               1,720.2              1,547.1
                                                 -----------------     ---------------       ---------------     ----------------
Operating income                                           2,808.8             2,253.9               7,192.0              5,815.0
                                                 -----------------     ---------------       ---------------     ----------------
Integral cost of financing:
    Interest expense                                         474.6               621.1               1,574.6              1,430.5
    Interest income                                         (166.9)             (142.8)               (727.9)              (479.8)
    Foreign exchange loss-net                                178.2                88.3                 581.7                 20.7
    (Gain) loss from monetary position-net                   (29.5)              (30.9)                 12.6                109.9
                                                 -----------------     ---------------       ---------------     ----------------
                                                             456.4               535.7               1,441.0              1,081.3
                                                 -----------------     ---------------       ---------------     ----------------
Restructuring and non-recurring charges                       18.3               291.6                 204.8                413.0
                                                 -----------------     ---------------       ---------------     ----------------
Other expense-net                                             94.7                74.9                 362.1                450.5
                                                 -----------------     ---------------       ---------------     ----------------
    Income before taxes                                    2,239.4             1,351.7               5,184.1              3,870.0
                                                 -----------------     ---------------       ---------------     ----------------
Income tax and assets tax                                    427.3               161.1               1,192.4                813.7
Employees' profit sharing                                      1.3                 1.3                   4.6                  4.2
                                                 -----------------     ---------------       ---------------     ----------------
                                                             428.6               162.4               1,197.0                817.9
                                                 -----------------     ---------------       ---------------     ----------------
    Income before equity in income of affiliates,
      cumulative loss effect of accounting change
      and minority interest                                1,810.8             1,189.3               3,987.1              3,052.3
Equity in income of affiliates-net                            17.7               417.4                 174.5                573.3
Cumulative loss effect of accounting change-net            -                   -                      (179.5)            (1,044.4)
Minority interest                                           (164.6)              (68.0)               (430.0)               (59.3)
                                                 -----------------     ---------------       ---------------     ----------------
    Net income                                   Ps.       1,663.9     Ps.     1,538.7       Ps.     3,552.1     Ps.      2,521.9
                                                 =================     ===============       ===============     ================

    1 Consolidated statements of income for the three and nine months ended September 30, 2004, have been restated from those previously reported in connection with certain subsequent adjustments to non-recurring charges and income taxes, which increased our consolidated net income in the amount of Ps50.7 million for the three and nine months ended September 30,
      2004.



NATIONAL URBAN RATINGS AND AUDIENCE SHARE FOR THIRD AND FOURTH QUARTERS OF 2004 AND FIRST, SECOND, AND THIRD QUARTERS OF 2005(1):


SIGN-ON TO SIGN-OFF -- 6:00 TO 24:00, MONDAY TO SUNDAY



----------------------------------------------------------------------------------------------------------------------------
                  JUL  AUG   SEP   OCT    NOV    DEC   2004  JAN   FEB   MAR   APR   MAY   JUN   2Q05  JUL   AUG  SEP   3Q05
----------------------------------------------------------------------------------------------------------------------------

CHANNEL 2
Rating           11.0  10.7  11.0  10.7   10.6   10.0  11.1  11.3  11.6  11.3  11.3  10.8  10.6  10.9  11.0  11.3  11.8 11.4
Share (%)        30.2  28.3  30.4  30.3   29.7   29.6  29.9  30.5  30.8  30.0  30.0  28.7  28.3  29.0  29.3  30.5  32.1 30.6
TOTAL TELEVISA(2)
Rating           26.2  27.2  25.8  25.0   25.0   23.9  26.5  26.0  27.1  26.8  26.3  26.3  25.6  26.1  26.3  26.1  25.8 26.1
Share (%)        71.7  72.0  71.3  70.7   70.3   70.7  71.3  70.5  71.7  71.3  69.8  69.8  68.2  69.3  69.9  70.1  70.2 70.1
----------------------------------------------------------------------------------------------------------------------------


PRIME TIME - 16:00 TO 23:00, MONDAY TO SUNDAY(3)

----------------------------------------------------------------------------------------------------------------------------
                  JUL  AUG   SEP   OCT    NOV    DEC   2004  JAN   FEB   MAR   APR   MAY   JUN   2Q05  JUL   AUG   SEP  3Q05
----------------------------------------------------------------------------------------------------------------------------
CHANNEL 2
Rating           17.1  16.8  16.5  16.1   15.5   14.7  16.5  16.8  17.5  17.1  16.8  16.0  16.1  16.3  17.0  17.1  17.6 17.2
Share (%)        32.6  31.8  31.4  31.5   29.8   29.9  31.0  31.1  31.7  31.7  31.5  29.9  30.3  30.5  31.9  32.3  33.4 32.5
TOTAL TELEVISA(2)
Rating           36.6  37.3  35.9  34.7   35.0   33.5  36.7  37.1  38.3  37.3  36.4  36.2  35.3  36.0  36.9  36.5  36.3 36.6
Share (%)        69.8  70.5  68.4  67.8   67.2   68.3  68.9  68.7  69.5  69.2  68.1  67.6  66.4  67.3  69.1  68.7  69.0 68.9
----------------------------------------------------------------------------------------------------------------------------


WEEKDAY PRIME TIME--19:00 TO 23:00, MONDAY TO FRIDAY(3)

----------------------------------------------------------------------------------------------------------------------------
                  JUL  AUG   SEP   OCT    NOV    DEC   2004  JAN   FEB   MAR   APR   MAY   JUN   2Q05  JUL   AUG   SEP  3Q05
----------------------------------------------------------------------------------------------------------------------------
CHANNEL 2
Rating           20.1  20.7  20.8  21.1   18.8   18.4  20.1  22.0  23.7  22.5  22.6  20.3  22.1  21.7  24.5  21.2  21.1 22.3
Share (%)        33.9  34.6  35.0  35.4   31.6   32.7  32.9  34.9  36.8  36.4  37.3  33.8  36.7  35.9  39.9  35.9  36.0 37.3
TOTAL TELEVISA(2)
Rating           41.7  42.5  41.0  40.6   40.0   38.4  42.4  43.9  45.7  44.0  43.0  42.3  41.6  42.3  43.9  40.7  39.7 41.4
Share (%)        70.6  71.1  69.0  68.2   67.1   68.1  69.6  69.6  70.8  71.2  70.8  70.4  69.2  70.1  71.5  68.8  67.7 69.3
----------------------------------------------------------------------------------------------------------------------------



(1) National  urban  ratings and audience  share are certified by IBOPE and are based upon IBOPE's national surveys,  which are calculated seven days a week, in Mexico City,  Guadalajara,  Monterrey,  and 25 other cities with a population  of more than 400,000  people.  "Ratings" for a period refers to the  number of  television  sets  tuned into the  company's  programs  as a percentage  of the total  number of all  television  households.  "Audience share" is the number of television  sets tuned into the company's  programs
as  a  percentage  of  the  number  of  households  watching   conventional
over-the-air television during that period, without regard to the number of viewers.

(2) "Total Televisa" includes the company's four networks as well as all local affiliates (including affiliates of Channel 4, most of which receive only a portion of their daily programming from Channel 4). Programming on affiliates of Channel 4 is generally broadcast in 12 of the 28 cities covered by national surveys. Programming on Channel 9 affiliates is broadcast in all of the cities covered by national surveys.

(3) "Televisa Prime Time" is the time during which the company generally charges its highest rates for its networks.


                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          GRUPO TELEVISA, S.A.
                                          --------------------------------
                                                 (Registrant)

Dated:  October 28, 2005                  By /s/ Jorge Lutteroth Echegoyen
                                          --------------------------------
                                          Name: Jorge Lutteroth Echegoyen
                                          Title: Controller, Vice-President